EXHIBIT 99.1

RedHill Biopharma Announces Positive European Regulatory Meetings Regarding Its European Phase III Plan for RHB-104 (Crohn's)

  The Company recently held successful Scientific Advice Meetings with the UK and Swedish pharmaceutical regulatory agencies to discuss its European Phase III strategy with RHB-104 for Crohn's disease
  The European trial will be the second Phase III study with RHB-104 and is expected to recruit an estimated 360 Crohn's patients in up to 60 sites in Europe
  The first Phase III study with RHB-104 for Crohn's disease in North America and Israel is planned to commence within weeks

TEL-AVIV, Israel, Aug. 20, 2013 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) (the "Company" or "RedHill"), an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, proprietary formulations and combinations of existing drugs, reported that it had recently concluded Scientific Advice Meetings with the UK Medicines and Healthcare Products Regulatory Agency (MHRA) and the Swedish Medical Products Agency (MPA) regarding the regulatory path towards a Phase III clinical study in Europe with RHB-104. RHB-104 is a proprietary and potentially groundbreaking combination antibiotic therapy with potent anti-bacterial and anti-inflammatory properties, in oral pill form, targeting Crohn's disease, multiple sclerosis, rheumatoid arthritis and other unmet medical needs.

In light of the positive feedback received from the UK MHRA and the Swedish MPA, the Company believes there is a clear regulatory path towards a Phase III clinical study in Europe with RHB-104 for the treatment of Crohn's disease (the "MAP Europe" study). The Company intends to file applications to begin the Phase III MAP Europe study in several European countries and, working with a leading international CRO, has already identified potential sites for the study.

The Company plans to commence a first Phase III double-blind placebo-controlled clinical study with RHB-104 for the treatment of Crohn's disease, enrolling 240 subjects in up to 50 sites in North America and Israel (the "MAP US" study) in the coming weeks. The MAP Europe study will commence as soon as possible following the initiation of the MAP US study, in order for the two studies to be conducted in parallel. The Company also intends to complete supplemental clinical and other studies as part of the regulatory plan.

The Phase III double-blind placebo-controlled MAP Europe study is expected to enroll 360 subjects with moderately active Crohn's disease randomized in up to 60 sites in six European countries. Similar to the MAP US Phase III study in North America and Israel, the MAP Europe study will be designed to assess the safety and efficacy of fixed-dose combination RHB-104 as well as to initially assess the role of MAP (Mycobacterium avium paratuberculosis) in Crohn's disease. The primary endpoint for the MAP Europe study will be the state of remission at week 26 in subjects randomized to receive RHB-104, as compared to subjects randomized to receive placebo. Secondary and exploratory endpoints will include, among others, state of response at 26 weeks, maintenance of remission through week 52 and efficacy outcome measures in relation to the presence of MAP bacterial infection. The study will be exploratory with respect to the clinical validation of the Company's proprietary Polymerase Chain Reaction (PCR) assay used to detect MAP. The patent for the diagnostic test was licensed from the University of Central Florida, and initial development was completed by the Company and Quest Diagnostics.

Professor Colm O'Morain, MD, an internationally renowned researcher and physician recognized as one of the most prominent gastroenterologists in Europe, will be the lead investigator of the MAP Europe study. Prof. O'Morain, former Dean of Healthcare Sciences, Trinity College Dublin, is the president of the United European Gastroenterology Federation (UEG), a member of the Bockus International Society of Gastroenterology and of the International Organization for the Study of Inflammatory Bowel Disease (IOIBD), the European representative of the World Organization of Gastroenterology (WGO), the national representative for the European Crohn's and Colitis Organization (ECCO) and patron of the European Federation of Crohn's and Ulcerative Colitis Association (EFCA).

Crohn's disease is an inflammatory disease of the gastrointestinal system. Current therapies target symptomatic relief, are widely considered to be of limited efficacy in the long term, and are associated with numerous adverse events. RHB-104 is based on increasing evidence supporting the hypothesis that Crohn's disease, rather than being an autoimmune disease, is caused by the dysregulation of immune responses secondary to infection in susceptible patients. The worldwide market of therapies for Crohn's disease is expected to exceed $5 billion in 20131.

"We are very pleased with the positive results of the Scientific Advice Meetings with the UK Medicines and Healthcare Products Regulatory Agency (MHRA) and the Swedish Medical Products Agency (MPA) and appreciate the informative interactions and clarity provided" said Patrick Mclean, RHB-104 Product Manager at RedHill Biopharma. Mr. Mclean further stated that "We believe that there is now a clear regulatory path towards a Phase III European study with RHB-104 for the treatment of Crohn's disease. We look forward to our Phase III study in North America and Israel that is planned to commence in the coming weeks and the European Phase III study which is expected to commence as soon as possible thereafter."

RHB-104 is also being evaluated for the treatment of multiple sclerosis (MS) and rheumatoid arthritis (RA). A Phase IIa, proof of concept, clinical study with RHB-104 for the treatment of MS is currently underway in Israel. The Company recently concluded a successful pre-clinical study with RHB-104 for the treatment of RA and announced its plans to conduct a Phase IIa proof of concept clinical study for this indication.

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, proprietary formulations and combinations of existing drugs. The Company's current product pipeline includes: (i) RHB-101 - a once-daily formulation of a leading congestive heart failure and high blood pressure drug, with a planned NDA submission in the U.S. subject to further CMC and PK work, and a planned Marketing Authorization Application (MAA) in Europe subject to further CMC work; (ii) RHB-102 - a once-daily formulation of a leading chemotherapy and radiotherapy-induced nausea and vomiting prevention drug, planned for U.S. NDA submission in the first quarter of 2014; (iii) RHB-103 - an oral thin film formulation of a leading drug for the treatment of acute migraine, with a U.S. NDA accepted for review by the FDA in June 2013 and a PDUFA date of February 3, 2014; (iv) RHB-104 - a combination therapy for the treatment of Crohn's disease, planned to commence a first Phase III trial in the third quarter of 2013, multiple sclerosis (MS), with a Phase IIa proof of concept trial currently underway, and plans for a Phase IIa proof of concept trial in rheumatoid arthritis (RA); (v) RHB-105 - a combination therapy for Helicobacter pylori infection, planned to commence a phase II/III trial in the third quarter of 2013, and (vi) RHB-106 - an encapsulated formulation for bowel preparation (laxative) ahead of colonoscopy and other GI procedures. For more information please visit: www.redhillbio.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and the Company's current and best understanding of the regulatory status and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; (iv) the clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company under their respective licensing agreements; (x) estimates of the Company's expenses, future revenues, capital requirements and the Company's needs for additional financing; (xi) competitive companies and technologies within the Company's industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on From 20-F filed with the SEC on February 19, 2013, and its Reports on Form 6-K. Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.

1 EvaluatePharma, 2013 sales by indication.

CONTACT: PR contact (US):
         Lauren Glaser
         Vice President
         The Trout Group
         +1-646-378-2972
         lglaser@troutgroup.com

         Company contact:
         Adi Frish
         Senior VP Business Development & Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com